92

04036826

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tri Vision Int'l Ltd

*CURRENT ADDRESS

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4501 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 9/13/04

82-4501

ARIS
3-31-04

RI•VISION
INTERNATIONAL LTD/LTEE

Ri Visioninternational


2004
ANNUAL REPORT


2004
2003
50
40
30
20
10
0
PERCENTAGE
Canada
United States
Japan
South Korea
West Indies
Middle East
Others
SALES BY TERRITORY


2004
2003
60
50
40
30
20
10
0
PERCENTAGE
V-chip Licensing
Cable Equipment
Idleaire Equipment
Converters & Transmitters
Others
SALES BY PRODUCTS



In 2004, the Management team made some tough decisions uninfluenced by market conditions or fiscal necessity. It made these decisions to ensure the long-term growth of the Company and to provide for the greatest return to shareholders, a return which they well deserve. We will reach our goals and we will reach them more quickly than many might expect. We were determined to and succeeded in increasing profitability. I am pleased to report that our net income this year increased to $1.2 million.

The Company's principal focus during the year was on the execution of its well-defined strategy for the V-chip technology licensing program. It was also a year in which we were able to sign several new licensing agreements with: Funai Electric Co. Ltd, Orion America Inc., Cosmo Communications Canada Inc., Samsung Electronics Co., Ltd., Apex Digital Inc., Eastern Asia Technology Limited, Koninklijke Phillips Electronics N.V. and Matsushita Electric Industrial Company Ltd. (which includes Panasonic and JVC brands)

The V-chip enjoyed endless support from various lobby and special interest groups including Children Now, the American Psychological Association, The American Academy of Pediatrics, the Benton Foundation, and the Institute for Public Representation. All of these support the implementation of technology using "open V-chip" which has been good news for Tri-Vision. Digital television standards set by the Consumer Electronics Association (CEA) call for a digital, field-upgradeable solution for V-chip blocking. Tri-Vision's patented V.gis™ V-chip is the only known technology that offers this solution. Tri-Vision is positioning itself to take advantage of the fast growing digital market once the expected release of the Digital Television Transition Orders occurs. We anticipate that all TV manufacturers will be adapting these standards which would result in exceptionally rewarding licensing revenues for our US Patented V-chip technology.

Net income in 2004 increased from $0.372 to $1.2 million, operating cash flow increased to $2.394 from $1.920 million ...

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing the licensing campaign for its V-chip technology. Recent steps taken by the **(ATSC)** Advance Television Standards Committee which is part of CEA in the United States are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital will provide greater support for Tri-Vision's V-chip technology.

We are very confident that we will achieve long-term revenue growth as we continue to concentrate on major projects besides V-chip licensing. We intend to expand our presence in the North American marketplace and to this end, we will focus on the growth of our CATV products business. In expanding capacity for the anticipated Idleaire fibre optic Addressable Pay TV and Pay Per View product line, we have enjoyed considerable success with the signing of several contracts for the sale of Idleaire's product line into the U.S. These contracts, worth nearly $4million to date to Tri-Vision set the stage for what we believe will be an even more lucrative fiscal 2005.

Tri-Vision clearly ended 2004 as a much stronger Company than it was at the beginning of the year. As is most often the case, this strength can be traced to one principal factor — the employees and Management team who have worked tirelessly and with a commonness of purpose to position Tri-Vision, not only for the opportunities it faces in 2005 but more particularly for the opportunities that will realize in 2006 and beyond.

To the Management team and our wonderful group of employees, I thank you for your dedication, your loyalty and your enduring optimism. To our shareholders, I thank you for your continued support and I commit our full efforts to you to enhance the value of your ownership interest.

Sincerely,



Najmul H. Siddiqui
President and Chief Executive Officer

Contents

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instruments 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion, which has been prepared as of July 14, 2004 should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004, including the notes thereto, presented elsewhere in this annual report. This discussion contains certain "forward-looking statements" that involve inherent risks and uncertainties. The Company's actual results may differ materially from those anticipated in such forward-looking statements.

Additional information relating to Tri-Vision international Ltd. /Ltée, including our Annual Information Form, can be found on **SEDAR at www.sedar.com**.

This management discussion and analysis is dated July 14, 2004

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"' "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the CATV industry; others are more specific to our Company. Investor's should consult the "Risk Factors" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-Chip technology, through its wholly-owned subsidiary, Tri-Vision Electronics Inc. All business is conducted in one business segment with two core areas, traditional CATV products and V-Chip licensing. During fiscal 2004, management focused on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of seven new licensing agreements with: Orion America Inc., Cosmo Communications Canada Inc, Samsung Electronics Co. ltd, Apex Digital Inc., Eastern Asia Technology Limited; Koninklijke, Phillips Electronics N.V and Matsushita Electric Industrial Company Ltd.
- Expanding the capacity for the anticipated Idleaire's fibre optic Addressable Pay TV and Pay Per View product line.

We intend to expand our presence in the North-American marketplace, and to this end we will focus on the growth of our CATV products business.

We also intend to expand our licensing revenue of V-Chip in the United States. The recent steps taken by the "ATSC" Advance Television Standards Committee which is part of CEA in the United States are supportive of rapid transition to digital television. Management believes that this transition to digital will provide greater support for the Tri-Vision's

V-Chip technology and we anticipate that this will play a significant role in enhancing the revenue capability of the Company.

We intend to pursue variety of marketing programs to enhance our visibility in the CATV marketplace.

Our objectives for fiscal 2005 are as follows:

1. To expand penetration of the V-Chip licensing once transition to digital television starts in a way as envisioned by the ATSC.
2. To expand the capacity for the roll-out of Idleaire's fibre optic Addressable Pay TV and Pay Per View product line;
3. To increase the sales base of our traditional CATV products.

RESULTS OF OPERATIONS:

(In thousands of Cdn. dollars, except per share information)

		2004	2003
Revenues		$ 11,271	$ 14,421
Gross profit		$ 5,651	$ 5,169
Gross profit %		50.14 %	35.84 %
EBITDA		$ 3,060	$ 2,399
EBITDA %		27.15 %	16.62 %
Net Income		$ 1,183	$ 372
Net income %		10.50 %	2.58 %
Per share information			
EBITDA		$ 0.06	$ 0.04
Net Income		$ 0.02	$ 0.01
Weighted average shares outstanding (in thousands)	- basic	53,804	53,582
	- diluted	55,415	54,484

Operating Results for the year ended March 31, 2004 compared to 2003

Revenue

Revenue for the year ended March 31, 2004 decreased by 21.8% to $11,271,000 compared to $14,421,000 reported in fiscal 2003. There has been a lower capital cost spending by the Cable companies in the current fiscal year, which has resulted in lower CATV sales for the Company. Royalty revenues were also lower in fiscal 2004, impacting the overall sales volume of the Company. Of the total revenues for 2004, $5,827,000 related to V-Chip licensing, as compared to $7,512,000 in fiscal 2003.

Gross Profit Margin

Though revenues were lower, the Company's gross profit margin increased to 50.14% for the year ended March 31, 2004 compared to 35.84% in 2003. The increase in gross profit margin is principally due to significantly lower legal costs associated with royalty revenue as the major patent related issues were settled in the previous fiscal year. Excluding legal costs in fiscal 2003 the comparable gross margin would have been 56.4%. In arriving at gross profit margin, amortization and legal costs associated with royalty revenue are included in the cost of sales.

Research and Development Costs

Net research and development expenditures were $892,000 for the year ended March 31, 2004 as compared to $720,000 in 2003. Current year's expenditures relate to the following projects:

1. *FSK Modem will be used for 2 way communication through a USB port and with a CATV headend system.*
2. *Electronic power meter is being developed so that it will be non temperable and*
3. *Idleaire's fibre optic interactive media system.*

Foreign exchange loss

Since the second quarter, the Company adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for determining the amount in US dollars that the Company requires for its payments for the entire fiscal year. The Company therefore retains 50% of the monies so received for its use in US Dollars and cashes the rest into Canadian dollars right away. This helps in hedging the impact of currency fluctuation.

Selling, General & Administrative Expenses

Selling, general & administrative expenses were $2,780,000 for the year ended March 31, 2004 compared to $3,113,000 in 2003. The decrease is primarily due to lower selling costs which include delivery expenses, commissions, brokerage and packaging material costs, commensurate with the lower sales volume.

Net income

Net income after taxes was $1,183,158 ($0.02 per share) for the year ended March 31, 2004 compared to a net income of $371,678 ($0.01 per share) in 2003. The increase in net income is for the most part attributable to royalty revenue, which has comparatively little cost associated with it. The continued improvement in the Canadian Dollar relative to the US dollar during the fiscal year negatively impacted the income statement as the Company follows a policy of converting at least 50% of its US dollar funds into Canadian dollars as and when received. The exchange loss as at March 31, 2004 was $502,730 as compared to a loss of $548,413 in fiscal 2003.

Earnings Before Interest, Income Tax and Depreciation & Amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2004 was $3,060,000 ($0.06 per share) compared to $2,398,728 ($0.04 per share) in 2003.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses which are available to reduce our future taxable income. Our tax benefits have not been recognized but we have fully provided for them by a valuation allowance.

Working Capital

Working capital ratios at March 31, 2004 and 2003 were 6.1:1 and 6.3:1, respectively. Net working capital and cash flow from operations are satisfactory for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance of $4,610,296 as at March 31, 2004 compared to a net unrestricted cash balance of $4,173,490 as at March 31, 2003. Cash flow from operating activities for the year ended March 31, 2004 was $2,394,407 compared to $1,919,519 in 2003.

Investing activities:

We used a portion of our cash ($2,150,230) to acquire land and building comprising of our head office in the current fiscal year.
A further $794,890 was used for restricted term deposits and $ 193,913 was used in other investing activities.
The Company used a total of $3,139,033 for fiscal year 2004 as compared to cash generation of $1,833,746 in fiscal 2003.

Financing activities:

During fiscal 2004, $1,250,000 was raised by obtaining a mortgage on the land and building purchased during the year. $103,500 was raised as a result of issuing common shares when certain options were exercised during the current fiscal year ($11,500 in fiscal 2003). The total net cash generated of $1,334,420 for the fiscal year ended March 31, 2004 compared to net cash generation of $176,206 in fiscal 2003.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company decides to pursue during the 2005 fiscal year.

Subsequent to the year end, the Company has made arrangements to change the banking facility from HSBC Bank Canada to RBC Royal Bank. Borrowings under these facilities from RBC Royal Bank are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts. In the current fiscal year the Company has adopted the policy relating to "bill and hold" which recognizes revenue based on Canadian GAAP.

Royalty and licensing revenue earned on a per-unit basis is recognized based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales;
2. Identifying specific inventory items which have become obsolete and require provision

V-Chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 10 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Provision for legal costs:

The Company believes that it may have to reimburse some legal costs to a licensee in order to defend a Patent Infringement claim relating to the Technology licensed. Management believes that it has adequately provided for this possible cost.

Future income taxes:

The Company has substantial future income tax credits as at March 31, 2004. The Company has set up a full provision against these income tax credits on the basis that there is uncertainty in terms of the ability to utilize them.

Litigation:

The Company has filed a claim of infringement against Toshiba and Jutan International -TV manufacturers. Management has not set up any possible revenue in the current financial statements as the claims have not been resolved as at March 31, 2004

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R & D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

CHANGES IN ACCOUNTING POLICIES:

During fiscal 2004, the Company adopted the following new pronouncements pursuant to changes in Canadian "Generally Accepted Accounting Principles (GAAP)":

(a) AcG-14 "Disclosure of Guarantees" – requires a guarantor to disclose significant additional information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. AcG-14 applies to agreements that contingently require the guarantor to make payments to the guaranteed party based on change that is related to an asset, liability or an equity security of the guaranteed party or based on another entity's failure to perform under an obligating agreement. A guarantee includes an indirect guarantee of the indebtedness of another party. The Company has adopted this pronouncement and made the applicable disclosure in note 18 to the audited consolidated financial statements.

(b) CICA Handbook Section 3063 – "Impairment of Long lived Assets" – requires a two step process to determine impairment of long- lived assets held for use. The first step is to determine when impairment is recognized, and the second measures the amount of the impairment. A loss is recognized on a long-lived assets held for use whenever events or change in circumstances indicate that its carrying value is not recoverable based on the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset's net recoverable value (based on undiscounted cash flows) from its carrying value. The adoption of this section did not impact the Company's results in fiscal 2004.

(c) CICA Handbook Section 3870– "Stock-based compensation and other stock-based payments" requires that options issued to employees and directors are accounted for using the fair value method of accounting. Previously, no compensation expense was recorded for stock options granted to employees and directors. The Company has selected the prospective method of adoption for all stock options awarded since April 1, 2003. Accordingly, results from prior years have not been re-stated. See details of this accounting policy under "Stock-based compensation plan" and note 10 for required disclosure.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,126,000, collateralized by the same amount of restricted term deposits. The amount increased to US $1,485,000 subsequent to the receipt of the last payment on May 28, 2004. The contingent obligation has been disclosed in note 18.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the Technology licensed. For more details see Note 18.

RELATED PARTY TRANSACTIONS:

1. On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors and officers of the Company. The purchase price of $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property form Tri-Venture Investments on a month to month basis. Total rental costs paid to Tri-Venture Investments in 2004 were $125,323 (2003 - $180,000).

2. During fiscal 2004, legal fees of $150,450 (2003 - nil) were paid to a law firm, one of the partners of which is a director of the Company. $99,000 has been capitalized as part of land and building purchase costs and the remaining $51,450 has been reflected in general and administrative expenses.

3. During fiscal 1999, $140,000 was advanced to a director of the Company of which $19,214 (2003 - $71,498) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

4. During fiscal 2004, nil (2003 –$25,380) of goods were purchased from First Water e-Commerce and recorded at the exchange amount. Some of the partners of First Water e-Commerce are also directors of the Company.

5. During fiscal 2004, the Company paid one of its directors $60,000 (2003 – $60,000) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2004 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing while at the same time directing its future focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by "ATSC" Advance Television Standards Committee which is part of CEA in the United States are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-Chip technology into all television sets sold in the U.S. (13 inches or larger).

Recent successes in sales of Tri-Vision Electronic's Pay Per View and Hotel Pay TV systems have demonstrated that the future for Tri-Vision's core CATV business is also showing significant promise as a growth area of the Company's operations. The Company believes that there will be additional, considerable demand for these products following the successes in sales during the past fiscal year.

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2004. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Years Ended March 31, 2004 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,027	2,412	1,738	5,094
Net income (loss)	(225)	350	6	1,052
Income (loss) per share:				
Basic	(0.004)	(0.027)	0.007	0.016
Diluted	(0.004)	(0.027)	0.007	0.015
Weighted average number of shares outstanding (000's)				
Basic	53,725	53,778	53,795	53,804
Diluted	54,224	54,632	55,031	55,415

For the Years Ended March 31, 2003 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,782	3,574	3,499	4,566
Net income (loss)	589	(1,457)	394	846
Income (loss) per share:				
Basic	0.011	(0.027)	0.007	0.016
Diluted	0.011	(0.027)	0.007	0.015
Weighted average number of shares outstanding (000's)				
Basic	53,580	53,580	53,580	53,582
Diluted	53,880	54,120	54,370	54,484

SELECTED ANNUAL FINANCIAL INFORMATION:

Year End Results
Year Ended March 31

	2004	2003	2002
In thousands of Canadian dollars:	$	$	$
Total revenues	11,271	14,421	10,108
Total assets	25,459	22,932	23,225
Total long-term financial liabilities	1,486	495	330
Net income /(loss)	1,183	372	(1,936)
Net income /(loss)per share-basic	0.02	0.01	(0.04)
Net income /(loss)per share-diluted	0.02	0.01	(0.04)

DISCLOSURE OF OUTSTANDING SHARE DATA

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	**53,830,313**	**N/A**
Stock Options	**2,750,000**	**2,750,000**
Total (maximum number of common shares – fully diluted)		**56,580,313**

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated statements and related financial information throughout this annual report have been prepared by the management, which is responsible for their integrity, objectivity and reliability. Canadian generally accepted accounting principles have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

Management of the company has established and maintains a system of internal controls, consistent with reasonable costs, to provide reasonable assurances that all assets are safeguarded from unauthorized use or disposition, and to facilitate the preparation of relevant, reliable and timely financial information.

The Company's Board of Directors, acting through the Audit Committee, which comprises a majority of Directors who are not officers or employees of the company, overseas management's responsibility for the financial reporting and internal control system.

Ernst & Young LLP, the auditors appointed by the shareholders, have examined the consolidated financial statements. Their auditors' Report to the shareholders, which appears in this annual report, expresses an independent professional opinion of the fairness of presentation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles. The auditors review the Company's financial and accounting controls and conduct such test and procedures as they deem necessary under Canadian generally accepted auditing standards. They had full and free access to, and met with, the Audit Committee of the Board of Directors.

N.H. Siddiqui

Najmul H. Siddiqui
President and Chief Executive Officer

Khalid Usman, CA
Director and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée

We have audited the consolidated balance sheets of Tri-Vision International Ltd./Ltée as at March 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada

May 28, 2004

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

AS AT MARCH 31

ASSETS	NOTES	2004 $	2003 $
CURRENT			
Cash and cash equivalents		4,610,296	4,173,490
Restricted cash equivalents	3	524,428	371,440
Restricted term deposits	3	-	157,607
Accounts receivable	4, 15	2,577,550	2,188,065
Inventories	5	1,279,854	1,344,750
Prepaid expenses and sundry assets		92,248	34,172
Income taxes recoverable		65,450	66,723
		9,149,826	8,336,247
Restricted term deposits	3	952,497	-
Deferred development costs	6	2,879,168	3,269,335
Capital assets, net	7	2,248,437	167,701
V-Chip license and patents, net	8	10,228,645	11,158,299
		25,458,573	22,931,582

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	2004 $	2003 $
CURRENT			
Accounts payable and accrued liabilities		995,640	1,042,698
Customers' deposits		268,417	282,446
Government grants payable – current portion	13	119,040	-
Mortgage payable – current portion	14	121,000	-
		1,504,097	1,325,144
Government grants payable	13	375,960	495,000
Mortgage payable	14	1,109,920	-
		1,485,880	495,000
CONTINGENCIES	18		
SHAREHOLDERS' EQUITY			
Capital stock	10	33,886,986	33,783,486
Contributed surplus	10	145,200	74,700
Deficit		(11,563,590)	(12,746,748)
		22,268,596	21,111,438
		25,458,573	22,931,582

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

N.H. [signature] Director

[signature] Director

FOR THE YEARS ENDED MARCH 31

	NOTES	2004 $	2003 $
Revenue	11	11,271,413	14,421,355
Cost of sales	8, 18	5,620,364	9,252,303
Gross profit		5,651,049	5,169,052
Selling, general and administrative expense		2,779,634	3,113,406
Research and development expense	12	891,905	719,580
		3,671,539	3,832,986
Income before interest, foreign exchange loss and income taxes		1,979,510	1,336,066
Interest income		67,145	64,234
Interest expense	9, 14	(20,043)	(15,393)
Foreign exchange loss		(502,730)	(548,413)
Income before income taxes		1,523,882	836,494
Provision for income taxes - current	16	340,724	464,816
Net income		1,183,158	371,678
Deficit, beginning of year		(12,746,748)	(13,313,234)
		(11,563,590)	(12,941,556)
Other changes in deficit	19	-	194,808
Deficit, end of year		(11,563,590)	(12,746,748)
Net income per share	20	0.02	0.01
Net income per share –diluted	20	0.02	0.01

See notes to the consolidated financial statements

FOR THE YEARS ENDED MARCH 31

	NOTES	2004 $	2003 $
OPERATING ACTIVITIES:			
Net income		1,183,158	371,678
Add charges to operations not involving cash			
Compensation expense for options granted to service providers		70,500	19,500
Amortization of capital assets		69,494	76,966
Amortization of deferred development costs		584,080	604,455
Amortization of V-Chip license and patents		929,654	929,654
		2,836,886	2,002,253
Changes in non-cash working capital balances related to operations			
Accounts receivable		(389,485)	1,003,542
Inventories		64,896	(186,979)
Prepaid expenses and sundry assets		(58,076)	8,231
Accounts payable and accrued liabilities		(47,058)	(881,599)
Income taxes recoverable		1,273	(46,248)
Customers' deposits		(14,029)	20,319
Cash flow provided by operating activities	**17**	2,394,407	1,919,519
INVESTING ACTIVITIES			
Restricted term deposits		(794,890)	2,370,013
Additions to capital assets	**15**	(2,150,230)	(22,129)
Deferred development costs		(193,913)	(514,138)
Cash flow provided by (used in) investing activities		(3,139,033)	1,833,746
FINANCING ACTIVITIES			
Mortgage payable, funds received	**14**	1,250,000	-
Repayment of mortgage payable		(19,080)	-
Common shares issued for cash and exercise of options	**10**	103,500	11,500
Government grants received		-	164,706
Cash flow provided by financing activities		1,334,420	176,206
Net increase in cash, cash equivalents and restricted cash equivalents during the year		589,794	3,929,471
Cash, cash equivalents and restricted cash equivalents, beginning of year		4,544,930	615,459
Cash, cash equivalents and restricted cash equivalents, end of year		5,134,724	4,544,930
Cash and cash equivalents is comprised of:			
Cash and cash equivalents		4,610,296	4,173,490
Restricted cash equivalents		524,428	371,440
Cash and cash equivalents		5,134,724	4,544,930

See notes to the consolidated financial statements

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Certain comparative financial statement balances have been reclassified to conform to the current fiscal year's financial statement presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

New Pronouncements

During fiscal 2004, the Company adopted the following new pronouncements pursuant to changes in Canadian GAAP:

(a) AcG-14 "Disclosure of Guarantees" – requires a guarantor to disclose significant additional information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. AcG-14 applies to agreements that contingently require the guarantor to make payments to the guaranteed party based on change in an underlying that is related to an asset, liability or an equity security of the guaranteed party or based on another entity's failure to perform under an obligating agreement. A guarantee includes an indirect guarantee of the indebtedness of another party.

(b) CICA Handbook Section 3063 – "Impairment of Long-lived Assets" requires a two step process to determine impairment of long-lived assets held for use. The first step is to determine when impairment is recognized, and the second measures the amount of the impairment. A loss is recognized on long-lived assets held for use whenever events or changes in circumstances indicate that its carrying value is not recoverable based on the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset's net recoverable value (based on undiscounted cash flows) from its carrying value. The adoption of this section did not impact the Company's results.

(c) CICA Handbook Section 3870 – "Stock-based compensation and other stock-based payments" requires that options issued to employees and directors are accounted for using the fair value method of accounting. Previously, no compensation expense was recorded for stock options granted to employees and directors. The Company has selected the prospective method of adoption for all stock options awarded since April 1, 2003. Accordingly, results from prior years have not been restated. See details of the accounting policy under "Stock-based compensation plan" and note 10 for required disclosure.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant inter Company balances and transactions have been eliminated.

Cash and cash equivalents and term deposits:

Cash equivalents and short-term investments consist of short-term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Term deposits are temporary investments with original maturities of 90 days or greater, and are valued at cost, which approximates market value.

Inventories:

Raw materials, parts and supplies and finished goods inventories are valued at the lower of cost, determined on an average cost basis, or net realizable value.

Capital assets:

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Land		Nil
Building	- 4%	Declining balance basis
Moulds	- 20%	Straight-line basis
Equipment	- 20%	Declining balance basis
Tools and dies	- 100%	Straight-line basis
Furniture and fixtures	- 20%	Declining balance basis
Systems and software	- 50%	Straight-line basis

V-Chip license and patents:

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight–line basis.

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing on the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income for the year.

Financial instruments:

The Company's financial instruments consist of current financial assets and liabilities, term deposits, government grants payable and mortgage payable. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The fair value of these financial instruments is not materially different from the carrying value as presented in the consolidated balance sheets.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;

(b) the sale of the product or process; and

(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Income taxes:

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assessed and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax assets or liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method and stock-based compensation awarded to employees and directors requires a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 10. Any consideration paid on exercise of stock options is credited to capital stock.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis is recognized based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Net income per common share:

Basic income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

Government assistance:

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at March 31, 2004 mature at various dates ranging from April 21, 2004 to June 1, 2004 and are assigned as cash security against an outstanding letter of credit (note 9), which expires in December 2004. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires, within one year after March 31, 2004, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 18). At March 31, 2004, current liabilities include $524,428 (2003 - $529,047) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly, $524,428 (2003 – $371,440) of the restricted cash equivalents and nil (2003 - $157,607) of the restricted term deposits have been classified as current assets. The balance of term deposits restricted as collateral for the letter of credit of $952,497 (2003-nil) is classified as non-current.

4. CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company's exposure to credit risk at March 31, 2004 is equal to the carrying amount of its accounts receivable. Three customers (2003 – one customer) represent 59.9% (2003 – 59.4%) of the accounts receivable year-end balance.

5. INVENTORIES:

Inventories consist of the following:	2004 $	2003 $
Raw materials (converters and equipment)	226,438	371,153
Raw materials (parts and supplies)	548,164	450,553
Finished goods (converters and transmitters)	360,976	322,855
Finished goods (cable equipment)	144,276	200,189
	1,279,854	1,344,750

6. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	2004 $	2003 $
Balance, beginning of year	3,269,335	3,359,652
Costs deferred during the year (note 12)	193,913	514,138
	3,463,248	3,873,790
Less amortization for the year (note 12)	584,080	604,455
Balance, end of year	2,879,168	3,269,335

The Company is continually assessing the viability of its projects under development. In fiscal 2004, as a result of this review, the Company increased its amortization by $78,726 (2003–nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows:

	2004 $	2003 $
Ongoing Projects:		
Visual brake wear indicator	-	78,726
Electronic power meter	134,729	104,512
Hospitality industry product	-	355,863
FSK modem	28,356	-
	163,085	539,101
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	355,853
Other	2,141,591	1,707,013
	7,078,571	6,508,643
Total costs capitalized	7,241,656	7,047,744
Less accumulated amortization	4,362,488	3,778,409
	2,879,168	3,269,335

7. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value 2004 $	Cost $	Accumulated amortization $	Net book value 2003 $
Land	939,000	-	939,000	-	-	-
Building	1,091,017	12,236	1,078,781	-	-	-
Moulds	236,220	236,220	-	232,320	214,098	18,222
Equipment	523,203	307,357	215,846	409,771	275,533	134,238
Tools and dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,425	40,615	14,810	52,547	37,306	15,241
Systems and software	86,033	86,033	-	86,033	86,033	-
	3,162,201	913,764	2,248,437	1,011,974	844,273	167,701

8. V-CHIP LICENSE AND PATENTS:

On June 10, 1997 the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the worldwide rights to the V-Chip technology for a 20-year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises Ltd. as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on the Toronto Stock Exchange for the period of seven days prior and seven days subsequent to regulatory approval of the transaction.

	Cost	Accumulated amortization	Net book value 2004	Cost	Accumulated amortization	Net book value 2003
	$	$	$	$	$	$
V-Chip license	15,290,000	5,086,000	10,204,000	15,290,000	4,158,400	11,131,600
Patents	34,915	10,270	24,645	34,915	8,216	26,699
	15,324,915	5,096,270	10,228,645	15,324,915	4,166,616	11,158,299

The amortization of the V-Chip license and patents in the amount of $929,654 (2003 - $929,654) is included in cost of sales on the consolidated statements of income and deficit.

9. BANK FACILITIES:

At March 31, 2004, the Company had available a bank overdraft facility in the amount of $1,000,000 (2003 - $1,000,000) of which up to U.S. $300,000 (2003 – U.S. $300,000) is available by way of U.S. dollar direct advances and up to $500,000 (2003 - $500,000) is available by way of letters of credit. Bank indebtedness at year end is nil (2003 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.00% as at March 31, 2004 (2003 - 4.75%) plus 1.0% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 4.50% as at March 31, 2004 (2003 - 4.75%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2004, the Company also had available a separate cash secured letter of credit facility in the amount of $3,300,000 (2003 - $3,300,000) in connection with the licensing arrangement described in note 18. At March 31, 2004, letters of credit amounting to U.S. $1,126,306 (2003 – U.S. $352,563) were issued under this credit facility.

Subsequent to the year end, the Company is negotiating new banking facilities with RBC Bank to replace the facility from HSBC Bank of Canada. The terms and conditions under negotiation with the RBC Royal Bank are as follows:

Borrowings under these facilities are anticipated to have similar limits as the current facilities to be collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

10. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at April 1, 2002	53,580,313	33,771,986
Exercise of options (c)	25,000	11,500
Balance at March 31, 2003	53,605,313	33,783,486
Exercise of options (b) (c)	225,000	103,500
Balance as at March 31, 2004	53,830,313	33,886,986

(iii) Contributed surplus:

	2004 $	2003 $
Balance, beginning of year	74,700	55,200
Additions during the year – options (b) (c)	70,500	19,500
Balance, end of year	145,200	74,700

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from December 21, 2004 to September 19, 2006, with exercise prices ranging from $0.245 to $2.000. All options vested when they were granted unless indicated otherwise. The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2002	2,300,000	0.323
Granted (a) (b)	400,000	0.410
Expired (b)	(150,000)	0.460
Exercised (c)	(25,000)	0.460
Balance, March 31, 2003	2,525,000	0.327
Granted (b) (c)	550,000	1.431
Expired (c)	(100,000)	1.500
Exercised (b) (c)	(225,000)	0.460
Balance, March 31, 2004	2,750,000	0.494

The following table summarizes information about the common share stock options outstanding at March 31, 2004:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
0.245	1,950,000	0.73	1,950,000
0.380	250,000	0.62	187,500
1.040	300,000	2.47	50,000
1.500	50,000	1.47	50,000
2.000	200,000	1.47	100,000
0.245 to 2.000	2,750,000	0.65	2,337,500

The weighted average price of options exercisable at March 31, 2004 is $0.37.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2004:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	550,000	1.431	0.370

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	2.55%	3.20% to 3.47%
Expected dividend yield	0%	0%
Expected volatility	69.4% to 75.3%	69.6% to 87.5%
Expected time until exercise, in years	1.5 to 2.5	0.9 to 2.0

For stock options granted to consultants (b) and an employee (c) during the year, $54,750 (2003 - $19,500) and $15,750 (2003-nil), respectively, have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870.

For stock options granted to employees and directors, for the period prior to April 1, 2003 but subsequent to April 1, 2002, had the Company determined compensation costs based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870, the Company's net income would have been reported as the pro forma amounts below:

	2004 $	2003 $
Net income	1,183,158	371,678
Pro forma income	1,183,158	334,178
Pro forma basic and diluted earnings per share	0.02	0.01

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. These options will expire on December 21, 2004. None of these options have been exercised.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options will expire on November 13, 2004. None of these options were exercised by March 31, 2004.

(b) **Stock options to consultants:**

Century Communications:
On December 21, 2001, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share. These options expired unexercised on April 20, 2002.

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share expiring on June 20, 2003. These options were exercised during fiscal 2004.

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. None of these options were exercised during fiscal 2004.

Other consultant:
On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 50,000 of the options were vested as at March 31, 2004.

(c) **Stock options to employees:**

On December 21, 2001, the Company granted an executive options to acquire 100,000 common shares at an exercise price of $0.46 per share and 100,000 common shares at an exercise price of $1.50 per share with all options expiring on April 20, 2003. 25,000 options with an exercise price of $0.46 per share were exercised during fiscal 2003 and 75,000 options with an exercise price of $0.46 per share were exercised in fiscal 2004. All other options expired unexercised during fiscal 2004.

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. None of these options were exercised during fiscal 2004.

11. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	2004 $	2003 $
V-Chip licensing and decoder	5,907,963	7,558,870
Converters and transmitters	458,398	2,361,178
Idleaire equipment	1,379,508	140,068
Cable equipment	2,854,406	3,905,151
Other	671,138	456,088
	11,271,413	14,421,355

A summary of revenue segmented by the customers' country of residence is as follows:

	2004 $	2003 $
Canada	1,868,279	1,240,149
United States	4,979,371	4,800,014
Japan	2,320,070	4,138,373
South Korea	705,606	383,187
West Indies	335,067	1,376,033
Middle East	192,468	128,830
Others	870,552	2,354,769
	11,271,413	14,421,355

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

In fiscal 2004, there were three (2003 - three) customers from each of whom the Company derived more than 10% of its total revenue. Revenue from these customers in fiscal 2004 was approximately $2,500,000, $2,000,000 and $1,400,000, respectively (2003 - $3,600,000, $2,300,000 and $1,500,000, respectively).

12. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	2004 $	2003 $
Total research and development costs incurred during the year	501,738	649,783
Government assistance (note 13)	-	(20,520)
	501,738	629,263
Deferred development costs (note 6)	(193,913)	(514,138)
Amortization of deferred development costs (note 6)	584,080	604,455
Net research and development expense	891,905	719,580

13. GOVERNMENT ASSISTANCE:

The Company has received government grants which are non-repayable totalling nil (2003 - $20,520), which have been credited to research and development costs as this assistance relates to the reimbursement of certain costs incurred.

The Company has received government grants totalling nil (2003 - $164,706) during fiscal 2004 which are repayable beginning in fiscal 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

14. MORTGAGE PAYABLE:

	2004 $	2003 $
Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,230,920	-
Less current portion	(121,000)	-
	1,109,920	-

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2005	121,000	
2006	127,000	-
2007	134,000	-
2008	141,000	-
2009	707,920	-
	1,230,920	-

Mortgage interest expense recorded in the consolidated statements of income and deficit is $14,687 (2003 - nil).

15. RELATED PARTY TRANSACTIONS:

(a) On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors of the Company. The purchase price at $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property from Tri-Venture Investments on a month-to-month basis. Total related costs paid to Tri-Venture Investments in 2004 were $125,323 (2003 - $180,000).

(b) During fiscal 2004, legal fees of $150,450 (2003 - nil) were paid to a law firm, one of the partners of which is a director of the Company. $99,000 has been capitalized as part of land and building purchase costs and the remaining $51,450 has been reflected in general and administrative expenses.

(c) During fiscal 1999, $140,000 was advanced to a director of the Company of which $19,214 (2003 - $71,498) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(d) During fiscal 2004, nil (2003 – $25,380) of goods were purchased from First Water e-Commerce and recorded at the exchange amount. Some of the partners of First Water e-Commerce are also directors of the Company.

(e) During fiscal 2004, the Company paid one of its directors of the Company $60,000 (2003 – $60,000) for technical consulting services.

16. INCOME TAXES:

The provision for income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2004 $	**2003** $
Income before income taxes	1,523,882	836,494
Statutory tax rate	36.50%	38.12%
Income tax at statutory tax rate	556,217	318,871
Adjustments thereon for the effect of:		
Large Corporations Tax	-	32,316
Permanent differences and other	5,582	21,223
Use of previously unrecorded losses and temporary differences	(327,997)	(5,829)
Tax effect of losses and temporary differences not recorded	106,922	98,235
Provision for income taxes	340,724	464,816

The future income tax assets (liability) are represented by the following:

	2004 $	2003 $
Federal non-capital loss carryforwards	1,446,604	1,812,063
Ontario non-capital loss carryforwards	909,683	743,012
Federal investment tax credits	629,398	1,030,586
Capital assets and license and patents	1,518,197	1,273,630
Scientific research and experimental development	1,229,310	911,146
Share issue costs	-	13,929
CMT credit balance	14,916	-
Non-deductible reserves, end of year	1,201,412	1,199,863
Gross future income tax assets	6,949,520	6,984,229
Less valuation allowance	(5,909,565)	(5,999,505)
Net future income tax assets	1,039,955	984,724
Deferred development costs	(1,039,955)	(984,724)
Future income tax assets, net	-	-

As at March 31, 2004, the Company has federal non-capital loss carry forwards of approximately $4.9 million and provincial non-capital loss carry forwards of approximately $6.5 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2005	243,000	243,000
2006	2,681,000	4,248,000
2007	445,000	445,000
2008	380,000	380,000
2009	597,000	597,000
2010	290,000	290,000
2011	293,000	293,000
	4,929,000	6,496,000

At March 31, 2004, the Company also has undeducted scientific research and experimental development expenses of approximately $3.4 million that can be carried forward indefinitely.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	2004 $	2003 $
Cash paid for interest expense	20,043	13,549
Cash received from interest income	67,145	89,520
Cash paid for income taxes	363,708	502,384

During fiscal 2003, $194,808 of accounts payable and accrued liabilities was reversed by recording a credit directly to deficit (note 19). This adjustment is not reflected in the consolidated statements of cash flows.

18. CONTINGENCIES:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at March 31, 2004 amounts to U.S. $1,485,000 (2003 – U.S. $805,000) and is secured by a letter of credit provided by the Company's bank (notes 3 and 9). During the year, the Company incurred nil (2003 - $2.9 million) for such legal costs which are included in cost of sales on the consolidated statements of income and deficit. Management has made provisions based on information provided by the licensee and believes that it has adequately provided for the Company's obligation under the licensing arrangement.

19. CHANGES IN DEFICIT:

In fiscal 2000 the Company recorded a liability for $194,808 of costs relating to the public offering completed during fiscal 1999. These costs were charged directly to deficit. In fiscal 2003 it was determined that these costs would not be paid and, as a result, the liability has been reversed by recording a credit directly to the deficit for $194,808.

20. NET INCOME PER COMMON SHARE:

	2004 $	2003 $
Net income for the year – basic and diluted	1,183,158	371,678
Weighted average number of common shares outstanding		
during the year - basic	53,804,155	53,582,162
- diluted	55,414,914	54,484,390
Net income per share – basic and diluted	0.02	0.01

Independent Auditors	Ernst & Young LLP Chartered Accountants Ernst & Young Place P.O. Box 251, 222 Bay Street Toronto, Ontario CANADA M5K 1J7
Principal Bank	RBC Royal Bank Canada Toronto Downtown Business Banking Centre 20 King Street West, Lower Banking Toronto, Ontario CANADA M1L 4R2
Corporate Advisors	Duguay & Ringler Corporate Services 56 Temperance Street, 4th Floor Toronto, Ontario CANADA M5H 3V5
Corporate Office	56 Temperance Street, 4th Floor Toronto, Ontario CANADA M5H 3V5
Stock Listing	Toronto Stock Exchange Symbol TVL
Investor Relations	Century Communications Corporation 125A – 1030 Denman Street Vancouver, BC CANADA V6G 1M6
Legal Counsel	Daley, Byers 372 Bay Street, Suite 1100 Toronto, Ontario CANADA M5H 2W9
Transfer Agent	Equity Transfer Services Inc. 120 Adelaide St. W., Suite 800 Toronto, Ontario CANADA M5H 3V1
OFFICES:	Tri-Vision International Ltd./Ltée 41 Pullman Court Toronto, Ontario CANADA M1X 1E4 Tel: (416) 298-8551, Fax: (416) 298-7976 (888) 298-8551 (Investor Relations) Email: sales@tri-vision.ca info@tri-vision.ca (Investor Inquiries) Website: www.tri-vision.ca

Najmul H. Siddiqui
Director, President and
Chief Executive Officer

Qamrul H. Siddiqi [3]
Director and Corporate Secretary

Khalid Usman, C.A.
Director and Chief Financial Officer

Tim Collings [1, 3]
Director

Alvin Curling [1, 2]
Director

Bruce Daley [1, 2]
Director

Toshinori Ikebe [3]
Director

1 Audit Committee Member
2 Compensation and Governance Committee Member
3 Research & Development Committee Member

V-gis™

V-gis V-Chip Technology

TRI·VISION

INTERNATIONAL LTD/LTEE

STOCK INFORMATION

Listed:	Toronto Stock Exchange
Symbol:	TVL

To learn more about Tri-Vision International Ltd./Ltée
call toll free in North America 1-888-298-8551,
visit our website at www.tri-vision.ca or email: info@tri-vision.ca

Tri-Vision Electronics Inc. is a full service manufacturer and distributor of [illegible] commercial and industrial electronic products used in the cable [illegible] industry.

[illegible] International Inc. supports companies in the [illegible] marketing of new technology products [illegible]

TRI-VISION INTERNATIONAL LTD./LTEE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

AUGUST 03, 2004

TRI-VISION INTERNATIONAL LTD./LTEE
41 Pullman Court
Toronto, Ontario M1X 1E4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Tri-Vision International Ltd./Ltee (the "Corporation") will be held in Conference Rooms B and C of the Sheraton Centre, 123 Queen Street West, Toronto, Ontario on Thursday, the 16th day of September, 2004, at 12:00 noon (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the year ended March 31, 2004, together with the report of the auditors thereon;

2. to elect directors;

3. to reappoint the auditors and to authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited consolidated financial statements of the Corporation for the year ended March 31, 2004, together with management's discussion and analysis of financial condition and results of operations and a financial statement request form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 3rd day of August, 2004.

BY ORDER OF THE BOARD

Q.H. Siddiqi

Qamrul H. Siddiqi
Secretary

TRI-VISION INTERNATIONAL LTD./LTÉE

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TRI-VISION INTERNATIONAL LTD./LTÉE (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THEM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by their attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "OBCA").

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Advice To Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the notice of meeting, this circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Corporation's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned or, if permitted, otherwise communicated to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the

Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the proxy or proxy authorization form is to be delivered.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares. At the date hereof the Corporation had issued and outstanding 53,830,314 common shares.

The Corporation will make a list of all persons who are registered holders of common shares on August10, 2004 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in their name as it appears on the list except to the extent that such shareholder has transferred any of their shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that they own the shares and demands, not later than ten days before the meeting, that their name be included in the list. In such case the transferee is entitled to vote their shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, the following are the only persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Voting Securities of the Corporation
Najmul Hasan Siddiqui	7,231,148 Common Shares	13.4%

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102 *Continuous Disclosure Obligations*, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended March 31, 2004, 2003 and 2002 in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the three most highly compensated executive officers of the Corporation and its subsidiaries (other than the Chief Executive Officer and the Chief Financial Officer) whose total salary and bonuses during the fiscal year ended exceeded $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Najmul Hasan Siddiqui, President & CEO	2004	$117,423	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$114,000	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$110,937	Nil	Nil	950,000	Nil	Nil	Nil
Khalid Usman, CFO	2004	$112,285	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$108,975	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$105,750	Nil	Nil	250,000	Nil	Nil	Nil
Toshinori Ikebe, President, Tri-Vision Electronics Inc.	2004	$206,687	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$201,400	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$193,997[1]	Nil	Nil	250,000	Nil	Nil	Nil

(1) Commenced employment April 5, 2001.

(b) Option Grants in Year Ended March 31, 2004

There were no stock options granted to the Named Executive Officers during the year ended March 31, 2004.

(c) Options Exercised and Aggregates Remaining at Year-end

No options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2004. The following table provides details regarding options held by the Named Executive Officers as at March 31, 2004.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2004		Value of Unexercised In-the-money Options at March 31, 2004	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Najmul Hasan Siddiqui	Nil	Nil	950,000	Nil	$508,250 (1)	$Nil
Khalid Usman	Nil	Nil	250,000	Nil	$133,750 (1)	Nil
Toshinori Ikebe	Nil	Nil	250,000	Nil	$133,750 (1)	Nil

(1) Based on the closing price of the common shares on the TSX on March 31, 2004 of $0.78 less the exercise price in respect of such options.

(d) Employment Contracts

The Corporation currently has no employment contracts in place. The Corporation also does not have in place any compensatory plan or arrangement with any executive officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

(e) Compensation of Directors

Directors of the Corporation are not currently paid any fees for their services as directors, except for reimbursements of out-of-pocket expenses incurred in connection with such duties. However, directors are eligible to receive stock options under the Corporation's stock option plan and are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties.

(f) Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees and persons engaged to provide ongoing management and consulting services ("service providers") by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

The aggregate maximum number of common shares which may be issued under the Plan is 7,055,700. The maximum number of common shares which may be reserved for issuance to directors and senior officers under the Plan, any other employee stock option plans or options for services may not exceed 10% of the common shares issued and outstanding at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

Options may be granted under the Plan by resolution of the board of directors, only to service providers, subject to the requirements of all applicable securities regulatory authorities. The exercise price of options issued on any day may not be less than the market price. The "market price" is defined as the prior trading day closing price of the common shares on the TSX, or if not listed on the TSX, any stock exchange on which the common shares are listed or any market on which the common shares are quoted, and if the common shares are not listed or quoted, the fair market value shall be as determined by the board of directors in its absolute discretion. Payment for common shares issuable pursuant to the exercise of options shall be made in full on the exercise of the options.

As of the date hereof 2,450,000 stock options of the Corporation were outstanding under the Plan as follows:

Name	Date of Grant	Number of Common Shares Under Option	Exercise Price per Common Share	Market Value of Common Shares on the Date of Grant[1]	Expiration Date
Executive Officers as a group - four persons	Dec. 21, 2001	1,700,000	$0.245	$0.245	Dec. 21, 2004
Directors who are not also Executive Officers - two persons	Dec. 21, 2001	250,000	$0.245	$0.245	Dec. 21, 2004

	Nov. 13, 2002	250,000	$0.38	$0.38	Nov. 13, 2004
Employees	Sept. 18, 2003	100,000	$2.00	$1.04	Sept. 18, 2005
Century Communications (consultant)	Sept. 18, 2003	50,000	$1.50	$1.04	Sept. 18, 2005
	Sept. 18, 2003	100,000	$2.00	$1.04	Sept. 18, 2005

(1) Based on the closing market price on the trading day immediately prior to the date of grant.

(g) Directors' and Officers' Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate annual premium for such insurance is $22,633, no part of which is payable by directors and officers of the Corporation. The annual insurance coverage under the policy is limited to $10 million per policy year. There is a $25,000 deductible for any claim made by the Corporation, but no deductible for claims made by any director or officer of the Corporation.

(h) Composition of the Compensation and Governance Committee

The Corporation's compensation program is administered by the Compensation and Governance Committee, which is currently composed of the following individuals:

Bruce J. Daley[1]
Alvin Curling

(1) Mr. Daley is indebted to the Corporation. See "Indebtedness of Management and Directors".

(i) Report of the Compensation and Governance Committee

It is the responsibility of the Compensation and Governance Committee to make recommendations to the board relating to the appointment and compensation of the Chief Executive Officer. The Compensation and Governance Committee also makes recommendations to the Chief Executive Officer relating to: the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and, awards under the Corporation's long-term incentive plan. In arriving at its decisions, the Committee has access to advice from independent compensation consultants.

The compensation program consists of three main components: (i) salary and benefits; (ii) a short-term incentive program; and (iii) a long-term incentive program designed to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. In setting the base salary for the executive officers, the Committee reviews data provided by independent consultants with a view to ensuring that compensation paid is comparable with similar positions in other companies of a similar size.

The second component of the compensation program, the short-term incentive program, is designed to reward the achievement of specific current year financial and operating targets. Executive officers of the Corporation are eligible for participation in the short-term incentive program. The potential available incentive compensation ranges up to 100% of base salary. Bonuses under the short-term incentive plan are subject to achieving minimum revenue targets and attaining target expense ratios as set out in the Corporation's annual plan. The amount of compensation is also subject to adjustment in the discretion of the Committee to reflect any special or unusual circumstances affecting the Corporation.

The third component of the compensation program, the long-term incentive program, is intended to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. The board administers the grant of stock options principally through the Compensation and Governance Committee. The board is responsible for setting aside common shares for issuance pursuant to stock options, and is responsible for approval of the granting of options as may be recommended by the Compensation and Governance Committee.

The compensation package of Najmul Siddiqui, the Corporation's Chief Executive Officer, has the same components as the compensation program described above and is reviewed annually by the Committee and is approved by the board.

The CEO's salary is determined primarily on the basis of the Corporation's performance and his individual performance. The Committee considers all factors which it deems relevant, including the net income of the Corporation, the duties and responsibilities of the CEO and current compensation levels. In addition to reviewing the performance of the Corporation and the achievement of the CEO, the board has taken into consideration information provided by an independent compensation consultant. Reference is also made to the compensation of chief executive officers of an appropriate comparable peer group of companies. The comparison of the CEO's compensation to the comparable group incorporates many factors, including the relative size of the companies, their profitability and share price, the duties of the chief executive officer and any other extenuating or special circumstances.

The CEO's compensation for the 2004 fiscal year as set forth in the Summary Compensation Table above was determined in accordance with the foregoing.

Submitted by the Compensation and Governance Committee

(j) Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on March 31, 1999 with the total return of S&P/TSX Composite Total Return Index for the five most recently completed financial years (assuming reinvestment of dividends):



Cumulative Value of $100 Invested
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
1999
2000
2001
2002
2003
2004
Legend
Tri-Vision
S&P/TSX Composite Index

	Mar. 31, 1999	Mar. 31, 2000	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004
Tri-Vision	$100.00	$95.96	$30.30	$38.38	$83.84	$78.79
S&P/TSX Composite Total Return Index	$100.00	$145.48	$118.41	$124.18	$102.32	$140.93

Indebtedness of Management and Directors

No present or former officer or director of the Corporation or associate thereof or nominee for appointment as a director was indebted to the Corporation or any subsidiary during the year ended March 31, 2004 or at the date hereof other than as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2004 Fiscal Year	Amount Outstanding as at March 31, 2004
Bruce J. Daley, Director	Loan made by the Corporation	$71,498	$19,214

(1) The loan is unsecured, non-interest bearing and due on demand.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below, elsewhere in this information circular or in a prior information circular:

1. During the fiscal year the Corporation acquired its head office building at 41 Pullman Court, Toronto, Ontario from a related partnership, Tri-Ventures Investments, for a purchase price of $1.9 million. Najmul Hasan Siddiqui and Qamrul Hasan Siddiqi, directors and senior officers of the Corporation, are partners of Tri-Ventures Investments. Prior to the purchase, the premises were rented from the partnership on a month to month basis, at a net rent of $15,000. During the fiscal year ended March 31, 2004, the Corporation made aggregate net rental payments to the partnership of $125,323.

2. During the fiscal year Tim Collings, a director of the Corporation, provided the Corporation with technical consulting services relating to licensing activities, digital television standards development and support and research and development support and received $5,000 per month for the provision of these services. During the fiscal year ended March 31, 2004, the Corporation paid Mr. Collings a total of $60,000 for consulting services rendered.

3. During the fiscal year ended March 31, 2004, legal fees of $150,450 were paid to Daley Byers, a law firm in which Bruce J. Daley, a director of the Corporation, is a partner.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

Statement of Corporate Governance Practices

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and well-being of the Corporation and its shareholders. The Toronto Stock Exchange has issued a series of guidelines (the "Guidelines") for effective corporate governance. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to each of the Guidelines. The following description of the Corporation's approach to corporate governance is made with reference to each of such Guidelines and has been approved by the board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. Any responsibility which is not delegated to senior management or a board committee remains a responsibility of the board. In fulfilling its mandate, the board, among other things, is responsible for:

- the adoption of a strategic planning process and approval of strategic and operating plans recommended by management;
- the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the implementation of a corporate disclosure and communications policy to facilitate communications with shareholders, analysts, the media and members of the public; and
- the integrity of the Corporation's internal control and management information systems.

Board Size and Composition

The board of directors is currently composed of seven members. The board believes that two directors are "unrelated directors" and that the remaining five directors are "related directors", within the meaning of the Guidelines. An "unrelated director" under the Guidelines is a director who is independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Corporation, other than interests arising from shareholding. In defining an "unrelated director", the Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. Based on this definition, Timothy Collings and Alvin Curling are "unrelated" directors. Najmul Siddiqui, Qamrul Siddiqi, Khalid Usman and Toshinori Ikebe are considered to be "related" directors as they are senior officers of the Corporation or its affiliates and Bruce Daley is considered to be a "related" director as he is indebted to the Corporation and a firm in which he is a partner provides legal services to the Corporation. The Corporation is currently actively searching for additional qualified unrelated directors to join the board.

In deciding whether a particular director is a "related director" or an "unrelated director", the board of directors examined the factual circumstances of each director and considered them in the context of other relevant factors.

The board has not followed the recommendation in the Guidelines to appoint a separate committee of independent directors, a majority or whom are unrelated, to nominate new directors and to assess directors. The board is of the view that this function can be adequately performed by the full board and results in the generation of a greater number of prospective director candidates.

The Guidelines make a distinction between inside and outside directors. The Guidelines consider an inside director to be a director who is a member of management of the Corporation or any of its affiliates. Each of Messrs. Collings, Daley and Curling are considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation or its affiliates. To the knowledge of the board, the Corporation does not have a "significant shareholder" which is defined in the Guidelines as a shareholder with the ability to exercise a majority of votes for the election of directors.

A further Guideline recommends that the board examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision making. The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The board has considered its present size and has determined that at this time seven directors, which is the number of directors proposed to be elected at the meeting, is appropriate to effectively carry out the duties of the board given the Corporation's current position.

Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to receive stock options under the Corporation's stock option plan. The board periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility.

The Corporation does not currently have an appointed Chairman. Under the by-laws of the Corporation, the President, if a director of the Corporation and present at a meeting of the directors, shall preside as Chairman of the meeting. As a result of the number of inside directors on the board, the board is considering the appointment of a non-management "lead director". However, whether or not a lead director is appointed, the board is presently satisfied that there are sufficient systems and procedures in place to allow the board to function independently of management, including the participation of unrelated outside directors in all board matters.

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

The board does not have a formal orientation or education program for new directors however, new directors receive copies of board material and all material regarding the Corporation (including recent annual and interim reports, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis.

At present the board has not implemented a process for assessing the effectiveness of the board as a whole, the committees of the board and individual board members and their contributions. Given the Corporation's size, the board is of the view that the benefits that would be derived from such a process would be outweighed by the significant additional time that would be required of board members in performing these assessments. The board will consider the adoption of such a process in future if warranted.

Supervision of Management

The board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

While management is responsible for day to day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the Chief Executive Officer and monitoring management's progress in achieving such approved objectives.

The board and the Chief Executive Officer have not, to date, developed formal documented position descriptions defining the limits of management's responsibilities. The board is currently of the view that the objectives of the Corporation, as determined annually or as required by the board, constitute the mandate of the Chief Executive Officer.

Decisions Requiring Board Approval

The board of directors does not have a formal policy setting out which specific matters must be brought by management to the board for approval. However, there is a clear understanding between management and the board that all transactions and other matters of a material nature must be presented by management for approval by the board including any material transactions not provided for in the Corporation's board-approved annual business plan, and any acquisition of property with a substantial value (and in any event in excess of $500,000) not otherwise provided for in the annual business plan and the hiring of any member of senior management.

Board Committees

The board of directors has three committees: the Audit Committee, the Compensation and Governance Committee and the Research and Development Committee.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors. The Audit Committee consists of Bruce J. Daley (Chairman), Timothy Collings and Alvin Curling. Mr. Daley is a "related" and "outside" director and Messrs. Collings and Curling are "unrelated" and "outside" directors. The board is actively searching for a qualified additional unrelated director who could serve on this committee so that all members will be unrelated.

Compensation and Governance Committee

The Compensation and Governance Committee is responsible for the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; awards under the Corporation's long-term incentive plan; and the development and implementation of the Corporation's approach to corporate governance and the consideration of governance issues. In arriving at its compensation decisions, the Committee has access to advice from independent compensation consultants. The Compensation and Governance Committee consists of Bruce J. Daley and Alvin Curling. Mr. Daley is an "related" and "outside" director and Mr. Curling is an "unrelated" and "outside" director.

Research and Development Committee

The Research and Development Committee's mandate is to deal with intellectual property issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings (Chairman), Toshinori Ikebe and Qamrul H. Siddiqui. Mr. Collings is an "unrelated" and "outside" director and Messrs. Ikebe and Siddiqi are "related" and "inside" directors.

Shareholder Relations and Feedback

The board of directors is committed to maintaining good communications with the Corporation's shareholders. Shareholder communications are handled by an outside investor relations firm, Century Communications Corporation, which reports to the Corporation's Chief Executive Officer and Chief Financial Officer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of twenty directors, to be elected annually. At the meeting, shareholders will be asked to fix the number of directors of the Corporation at seven and to elect seven directors (the "Nominees").

The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

Name and Place of Residence	Office Held with the Corporation	Period of Service as a Director	Principal Occupation if Different from Office Held[1]	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[2]
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer and Director	since March 1993	N/A	7,231,148
Qamrul Hasan Siddiqi Markham, Ontario	Senior Vice President, Research, Development and Engineering, Secretary and Director	since March 1993	N/A	5,286,211
Khalid Usman[3] Unionville, Ontario	Vice President, Finance and Administration, Chief Financial Officer and Director	since September 1998	N/A	186,500
Tim Collings[3] Surrey, B.C.	Director	since April 1996	President, Canadian V-Chip Design Inc. (a technology consulting and design company)	4,515,300[4]
Bruce J. Daley[3] Mississauga, Ontario	Director	since April 1996	Partner, Daley Byers (a law firm)	170,000
Toshinori Ikebe Toronto, Ontario	Director	from July 1999 to April 2001[5] and since September 2001	President, Tri-Vision Electronics Inc.	150,000
Alvin Curling Toronto, Ontario	Director	since November 2002	Member of Provincial Parliament (Ontario)	Nil

1. All of the Nominees have held the indicated positions for the past five years, except for Mr. Ikebe, who from April 1999 until April 2001 when he became President of Tri-Vision Electronics Inc. was Executive Officer and Senior General Manager of Nichimen Corporation of Japan.
2. The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.

3. Member of the Audit Committee. The Corporation does not have an Executive Committee.
4. These shares are registered in the name of V-Chip Canada Enterprises Ltd.
5. Served as a director during this period as a nominee of Nichimen Corporation.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HERS OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

None of the Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while the person was acting in that capacity, was the subject of, or an event occurred that after the Nominee ceased to be a director or officer resulted in, a cease trading or similar order, or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than thirty (30) consecutive days.

None of Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while that person was acting in that capacity or within one year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold the assets of such company.

None of Nominees has, within the ten (10) year period prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or initiated any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets except for Bruce J. Daley, who in 1998 entered into a settlement with a creditor who had brought a petition for a receiving order against Mr. Daley, the terms of which were subsequently satisfied and the petition abandoned.

Reappointment of Auditors

Ernst & Young LLP, Chartered Accountants, were first appointed as independent auditiors of the Corporation on September 25, 1998.

During the fiscal year ended March 31, 2004, the Corporation paid Ernst & Young LLP total fees of $87,070. The fees all were in connection with audit related services.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation for the year ending March 31, 2005, and to authorize the directors to fix their remuneration.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted –average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	2,450,000	$0.427	2,899,200
Equity compensation plans not approved by securityholders (2)	300,000	$1.04	Nil
Total	**2,750,000**		**2,899,200**

(1) Stock Option Plan.

(2) See Note 10 (b) to the Consolidated Financial Statements of the Corporation for the year ended March 31, 2004 for a description of the arrangement.

Additional Information and Availability of Documents

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year. Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4:

1. the 2004 Annual Report to Shareholders containing the consolidated financial statements for the year ended March 31, 2004, together with the accompanying report of the auditor and the MD&A;
2. this Information Circular; and
3. the Corporation's most recent Annual Information Form.

* * * * * * * * * * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 3rd day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Q.H. Siddiqi

Qamrul H. Siddiqi, Secretary